Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. REPORTS SECOND QUARTER AND SIX MONTHS 2024 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, August 27, 2024 - IMPERIAL PETROLEUM INC. (NASDAQ: IMPP, the “Company”), a ship-owning company providing petroleum products, crude oil and dry bulk seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Fleet operational utilization of 80.9% in Q2 24’- a stable performance when compared to the 80.6% utilization achieved in Q1 24’. In Q2 23’ our operational utilization was lower in the order of 75.4%.

•	79.5% of fleet calendar days equivalent to 744 days in Q2 24’ were dedicated to spot activity.

•	Delivery from an affiliated entity of the handysize drybulk carrier, the Neptulus (2012 built), on August 24, 2024

•	Revenues of $47.0 million in Q2 24’ compared to $41.2 million in Q1 24’ equivalent to a 14.1% rise- and $59.0 million of revenues in Q2 23’.

•	Net income of $19.5 million in Q2 24’- our second best performance thus far- up by $2.8 million when compared to Q1 24’ and $2.7 million when compared to Q2 23’.

•	Cash and cash equivalents including time deposits of $129.8 million as of June 30, 2024.

•	Receipt of $39 million due from C3is Inc on July 15th 2024, an amount owed from the sale of the aframax tanker Afrapearl II, thus enabling our current cash balance to climb at almost $190 million.

•	An aggregate of 4.3 million common shares were issued upon the exercise of Class E Warrants in the second quarter and the third quarter to date.

Second Quarter 2024 Results:

•

Revenues for the three months ended June 30, 2024 amounted to $47.0 million, a decrease of $12.0 million, or 20.3%, compared to revenues of $59.0 million for the three months ended June 30, 2023, primarily due to a decrease in voyage days by 11.7% (122 days) attributed mainly to the decrease of our average fleet by 1.5 vessels and a decrease of tanker market rates particularly for the suezmax tankers when compared to the same period of last year.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2024 were $17.1 million and $6.5 million, respectively, compared to $19.3 million and $7.0 million, respectively, for the three months ended June 30, 2023. The $2.2 million decrease in voyage expenses is mainly attributed to a decline in our daily port expenses by approximately $2,200 due to decreased transit through Suez Canal, partially offset by an increase in our daily bunker costs by approximately $800. The $0.5 million decrease in vessels’ operating expenses was primarily due to the decrease of our fleet by an average of 1.5 vessels.

•

Drydocking costs for the three months ended June 30, 2024 and 2023 were nil and $0.7 million, respectively. During three months ended June 30, 2023 one of our Handysize drybulk carriers the Eco Glorieuse underwent drydocking.

•	General and administrative costs for the three months ended June 30, 2024 and 2023 were $1.5 million and $1.5 million, respectively.

•	Depreciation for the three months ended June 30, 2024 and 2023 was $4.2 million and $4.6 million, respectively. The change is attributable to the decrease in the average number of our vessels.

•	Other operating income for the three months ended June 30, 2024 was $1.9 million and related to the collection of a claim in in connection with repairs undertaken in prior years.

•	Net loss on sale of vessel for the three months ended June 30, 2024 was $1.6 million and related to the sale of the Aframax tanker Gstaad Grace II to a third party.

•

Impairment loss for the three months ended June 30, 2023 stood at $9.0 million, and related to the spin-off of two of our drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values, at the time of the spin off, compared to one year before when these vessels were acquired resulted in the incurrence of the impairment loss.

•

Interest and finance costs for the three months ended June 30, 2024 and 2023 were $0.006 million and $0.5 million, respectively. During the three months ended June 30, 2023 the Company repaid all of its outstanding debt whereas there is no debt during the three months ended June 30, 2024. The $0.5 million charges for the three months ended June 30, 2023 relate mainly to the full amortization of loan related charges following the repayment of the Company’s outstanding debt.

•

Interest income for the three months ended June 30, 2024 and 2023 was $2.0 million and $0.9 million, respectively. The increase is mainly attributed to the $0.8 million of accrued interest income – related party for the three months ended June 30, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which was collected in July 2024.

•

As a result of the above, for the three months ended June 30, 2024, the Company reported net income of $19.5 million, compared to net income of $16.8 million for the three months ended June 30, 2023. Dividends paid on Series A Preferred Shares amounted to $0.4 million for the three months ended June 30, 2024. The weighted average number of shares of common stock outstanding, basic, for the three months ended June 30, 2024 was 28.0 million. Earnings per share, basic and diluted, for the three months ended June 30, 2024 amounted to $0.64 and $0.56, respectively, compared to earnings per share, basic and diluted, of $0.91 and $0.73, respectively for the three months ended June 30, 2023.

•

Adjusted net income[1] was $22.2 million corresponding to an Adjusted EPS[1], basic of $0.73 for the three months ended June 30, 2024 compared to an Adjusted net income of $26.6 million corresponding to an Adjusted EPS, basic, of $1.46 for the same period of last year.

•

EBITDA[1] for the three months ended June 30, 2024 amounted to $21.8 million, while Adjusted EBITDA[1] for the three months ended June 30, 2024 amounted to $24.4 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 10.3 vessels were owned by the Company during the three months ended June 30, 2024 compared to 11.8 vessels for the same period of 2023.

Six Months 2024 Results:

•

Revenues for the six months ended June 30, 2024 amounted to $88.2 million, a decrease of $36.3 million, or 29.2%, compared to revenues of $124.5 million for the six months ended June 30, 2023, primarily due to a year to date decline of daily suezmax freight rates by almost 25%.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2024 were $30.6 million and $12.5 million, respectively, compared to $36.1 million and $13.9 million, respectively, for the six months ended June 30, 2023. The $5.5 million decrease in voyage expenses is mainly attributed to decreased port expenses by approximately $3.0 million due to decreased transit through Suez Canal and decreased voyage commissions by approximately $1.1 in conjunction with lower freight rates. The $1.4 million decrease in vessels’ operating expenses was primarily due to the decrease in the average number of vessels in our fleet.

•

Drydocking costs for the six months ended June 30, 2024 and 2023 were $0.6 million and $1.3 million, respectively. This decrease is due to the fact that during the six months ended June 30, 2024 one tanker vessel underwent drydocking while in the same period of last year two of our Handysize drybulk carriers underwent drydocking.

•

General and administrative costs for the six months ended June 30, 2024 and 2023 were $2.7 million and $2.5 million, respectively. This change is mainly attributed to the increase in stock-based compensation costs, partly offset by a reduction in reporting expenses due to the spin-off of C3is Inc. which was completed in June 2023.

•

Depreciation for the six months ended June 30, 2024 was $8.2 million, a $0.5 million decrease from $8.7 million for the same period of last year, due to the decrease in the average number of our vessels.

•	Other operating income for the six months ended June 30, 2024 was $1.9 million and related to the collection of a claim in connection with repairs undertaken in prior years.

•	Net loss on sale of vessel for the six months ended June 30, 2024 was $1.6 million and related to the sale of the Aframax tanker Gstaad Grace II to a third party.

•

Impairment loss for the six months period ended June 30, 2023 stood at $9.0 million, and related to the spin-off of two of four drybulk carriers to C3is Inc. The decline of drybulk vessels’ fair values, at the time of the spin off, compared to one year before when these vessels were acquired resulted in the incurrence of impairment loss.

•

Interest and finance costs for the six months ended June 30, 2024 and 2023 were $0.008 million and $1.8 million, respectively. The $1.8 million of costs for the six months ended June 30, 2023 relate mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of the Company’s outstanding debt.

•

Interest income for the six months ended June 30, 2024 and 2023 was $3.8 million and $2.1 million, respectively. The increase is mainly attributed to 1.5mil of accrued interest income – related party for the six months ended June 30, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which was receivable by July 2024.

•

As a result of the above, the Company reported net income for the six months ended June 30, 2024 of $36.2 million, compared to a net income of $52.6 million for the six months ended June 30, 2023. The weighted average number of shares outstanding, basic, for the six months ended June 30, 2024 was 27.8 million. Earnings per share, basic and diluted, for the six months ended June 30, 2024 amounted to $1.20 and $1.06, respectively compared to earnings per share, basic and diluted, of $3.17 and $2.78 for the six months ended June 30, 2023.

•

Adjusted Net Income was $39.7 million corresponding to an Adjusted EPS, basic of $1.32 for the six months ended June 30, 2024 compared to adjusted net income of $62.6 million, or $3.79 EPS, basic, for the same period of last year.

•

EBITDA for the six months ended June 30, 2024 amounted to $40.6 million while Adjusted EBITDA for the six months ended June 30, 2024 amounted to $44.1 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 10.1 vessels were owned by the Company during the six months ended June 30, 2024 compared to 10.9 vessels for the same period of 2023.

•	As of June 30, 2024, cash and cash equivalents including time deposits amounted to $129.8 million and total debt amounted to nil.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

Fleet Employment Table

As of August 27, 2024, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	August 2027
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	August 2024
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	September 2024
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	August 2024
Fleet Total			711,000 dwt

(1)	Earliest date charters could expire.

CEO Harry Vafias Commented

In Q2 24 we managed to turn a typically weak seasonal period to our second most profitable quarter thus far, as we generated a net profit of $19.5 million. Our excellent performance was mostly leveraged by our product tankers that were strategically situated West of Suez where market for these vessels remained tight. We enjoy recurring profitable quarters a very strong cash base which currently stands close to $190 million and as we repeatedly stress, zero leverage. This gives us plenty of flexibility to grow further. We remain significantly undervalued as our market capitalization is even lower than our cash but are confident that gradually we will see an appreciation to our share price, driven by our recurring strong results.

Conference Call details:

On August 27, 2024 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Online Registration:

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI4888ca9812574a5fb23bfdfa933b77d6

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the IMPERIAL PETROLEUM INC. website (www.ImperialPetro.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of twelve vessels, eleven vessels in the water - six M.R. product tankers, two suezmax tankers and three handysize drybulk carriers - with a total capacity of 711,000 deadweight tons (dwt), and one M.R product tanker of 40,000 dwt capacity, that will be delivered in the fourth quarter of 2024. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of any lingering impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, performance of counterparty to our vessel sale agreement, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment

For information on our fleet and further information:

Visit our website at www.ImperialPetro.com

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

E-mail: info@ImperialPetro.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2023 and June 30, 2024.

FLEET DATA	Q2 2023	Q2 2024	6M 2023	6M 2024
Average number of vessels (1)	11.8	10.3	10.9	10.1
Period end number of owned vessels in fleet	10	10	10	10
Total calendar days for fleet (2)	1,072	936	1,981	1,831
Total voyage days for fleet (3)	1,044	922	1,947	1,800
Fleet utilization (4)	97.4%	98.5%	98.3%	98.3%
Total charter days for fleet (5)	310	178	718	385
Total spot market days for fleet (6)	734	744	1,229	1,415
Fleet operational utilization (7)	75.4%	80.9%	79.8%	80.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before impairment loss, net loss on sale of vessel and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net loss on sale of vessel and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six Months Period Ended June 30th,
	2023	2024	2023	2024
Net Income - Adjusted Net Income
Net income	16,826,485	19,524,438	52,550,587	36,179,042
Plus net loss on sale of vessel	—	1,589,702	—	1,589,702
Plus impairment loss	8,996,023	—	8,996,023	—
Plus share based compensation	789,648	1,036,562	1,091,189	1,895,372
Adjusted Net Income	26,612,156	22,150,702	62,637,799	39,664,116
Net income - EBITDA
Net income	16,826,485	19,524,438	52,550,587	36,179,042
Plus interest and finance costs	459,166	5,797	1,810,769	8,227
Less interest income	(851,930)	(1,987,726)	(2,131,146)	(3,773,604)
Plus depreciation	4,601,209	4,208,008	8,690,061	8,235,069
EBITDA	21,034,930	21,750,517	60,920,271	40,648,734
Net income - Adjusted EBITDA
Net income	16,826,485	19,524,438	52,550,587	36,179,042
Plus net loss on sale of vessel	—	1,589,702	—	1,589,702
Plus impairment loss	8,996,023	—	8,996,023	—
Plus share based compensation	789,648	1,036,562	1,091,189	1,895,372
Plus interest and finance costs	459,166	5,797	1,810,769	8,227
Less interest income	(851,930)	(1,987,726)	(2,131,146)	(3,773,604)
Plus depreciation	4,601,209	4,208,008	8,690,061	8,235,069
Adjusted EBITDA	30,820,601	24,376,781	71,007,483	44,133,808
EPS
Numerator
Net income	16,826,485	19,524,438	52,550,587	36,179,042
Less: Cumulative dividends on preferred shares	(620,246)	(435,246)	(1,055,494)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(856,309)	(1,137,477)	(977,828)	(1,985,920)
Net income attributable to common shareholders, basic	15,349,930	17,951,715	50,517,265	33,322,630
Denominator
Weighted average number of shares	16,816,597	27,965,872	15,940,369	27,789,766
EPS - Basic	0.91	0.64	3.17	1.20
Adjusted EPS
Numerator
Adjusted net income	26,612,156	22,150,702	62,637,799	39,664,116
Less: Cumulative dividends on preferred shares	(620,246)	(435,246)	(1,055,494)	(870,492)
Less: Undistributed earnings allocated to non-vested shares	(1,373,366)	(1,293,969)	(1,169,371)	(2,181,937)
Adjusted net income attributable to common shareholders, basic	24,618,544	20,421,487	60,412,934	36,611,687
Denominator
Weighted average number of shares	16,816,597	27,965,872	15,940,369	27,789,766
Adjusted EPS	1.46	0.73	3.79	1.32

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2023	2024	2023	2024
Revenues
Revenues	59,044,221	47,041,881	124,465,322	88,245,162
Expenses
Voyage expenses	18,522,418	16,524,695	34,600,245	29,488,302
Voyage expenses - related party	736,269	587,970	1,546,799	1,102,384
Vessels’ operating expenses	6,885,309	6,389,255	13,761,185	12,340,816
Vessels’ operating expenses - related party	89,333	77,500	154,333	159,500
Drydocking costs	696,934	—	1,318,310	625,457
Management fees – related party	473,880	411,840	871,640	805,640
General and administrative expenses	1,487,436	1,476,204	2,466,405	2,683,372
Depreciation	4,601,209	4,208,008	8,690,061	8,235,069
Other operating income	—	(1,900,000)	—	(1,900,000)
Impairment loss	8,996,023	—	8,996,023	—
Net loss on sale of vessel	—	1,589,702	—	1,589,702

Total expenses	42,448,811	29,359,174	72,405,001	55,130,242

Income from operations	16,555,410	17,676,707	52,060,321	33,114,920

Other (expenses)/income
Interest and finance costs	(459,166)	(5,797)	(1,810,769)	(8,227)
Interest income	851,930	1,221,907	2,131,146	2,257,168
Interest income – related party	—	765,819	—	1,516,436
Dividend income from related party	20,833	189,584	20,833	379,167
Foreign exchange (loss)/gain	(142,522)	(323,782)	149,056	(1,080,422)

Other income, net	271,075	1,847,731	490,266	3,064,122

Net Income	16,826,485	19,524,438	52,550,587	36,179,042

Earnings per share[1]
- Basic	0.91	0.64	3.17	1.20

- Diluted	0.73	0.56	2.78	1.06

Weighted average number of shares
-Basic	16,816,597	27,965,872	15,940,369	27,789,766

-Diluted	21,366,486	32,069,815	18,304,134	31,515,129

Imperial Petroleum Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	June 30,
	2023	2024
Assets
Current assets
Cash and cash equivalents	91,927,512	69,738,832
Time deposits	32,099,810	60,012,100
Receivables from related parties	37,906,821	39,552,371
Trade and other receivables	13,498,813	18,538,547
Other current assets	302,773	637,833
Inventories	7,291,123	8,706,419
Advances and prepayments	161,937	604,824

Total current assets	183,188,789	197,790,926

Non current assets
Operating lease right-of-use asset	—	114,912
Vessels, net	180,847,252	201,878,424
Investment in related party	12,798,500	12,796,417

Total non current assets	193,645,752	214,789,753

Total assets	376,834,541	412,580,679

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,277,118	5,568,261
Payable to related parties	2,324,334	3,476,164
Accrued liabilities	3,008,500	3,208,264
Operating lease liability, current portion	—	72,704
Deferred income	919,116	1,408,181

Total current liabilities	14,529,068	13,733,574

Non current liabilities
Operating lease liability, non-current portion	—	42,208

Total non current liabilities	—	42,208

Total liabilities	14,529,068	13,775,782

Commitments and contingencies
Stockholders’ equity
Capital stock	332,573	345,835
Preferred Stock, Series A	7,959	7,959
Preferred Stock, Series B	160	160
Treasury stock	(5,885,727)	(8,390,225)
Additional paid-in capital	270,242,635	273,924,745
Retained earnings	97,607,873	132,916,423

Total stockholders’ equity	362,305,473	398,804,897

Total liabilities and stockholders’ equity	376,834,541	412,580,679

Imperial Petroleum Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars

	Six Month Periods Ended June 30,
	2023	2024
Cash flows from operating activities
Net income for the period	52,550,587	36,179,042
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,690,061	8,235,069
Amortization of deferred finance charges	474,039	—
Non-cash lease expense	31,349	35,086
Share based compensation	1,091,189	1,895,372
Impairment loss	8,996,023	—
Net loss on sale of vessel	—	1,589,702
Unrealized foreign exchange loss on time deposits	—	773,620
Dividend income from related party	(20,833)	(379,167)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(3,360,823)	(5,039,734)
Other current assets	(136,130)	(335,060)
Inventories	(2,062,365)	(1,415,296)
Changes in operating lease liabilities	(31,349)	(35,086)
Advances and prepayments	(373,262)	(442,887)
Due from related parties	(42,042)	(1,645,550)
Increase/(decrease) in
Trade accounts payable	500,001	(1,861,518)
Due to related parties	(2,709,982)	1,058,531
Accrued liabilities	1,020,949	199,764
Deferred income	(801,066)	489,065

Net cash provided by operating activities	63,816,346	39,300,953

Cash flows from investing activities
Dividends income received	—	381,250
Proceeds from sale of vessel, net	—	41,153,578
Acquisition and improvement of vessels	(26,284,405)	(72,856,860)
Increase in bank time deposits	(61,912,900)	(91,715,140)
Maturity of bank time deposits	68,000,000	63,029,230)

Net cash used in investing activities	(20,197,305)	(60,007,942)

Cash flows from financing activities
Proceeds from equity offerings	12,095,253	—
Proceeds from warrants exercise	—	1,800,000
Stock issuance costs	(198,587)	—
Stock repurchase	—	(2,504,498)
Dividends paid on preferred shares	(870,494)	(777,193)
Loan repayments	(70,438,500)	—
Cash retained by C3is Inc. at spin-off	(5,000,000)	—

Net cash used in financing activities	(64,412,328)	(1,481,691)

Net decrease in cash and cash equivalents	(20,793,287)	(22,188,680)
Cash and cash equivalents at beginning of period	57,506,919	91,927,512

Cash and cash equivalents at end of period	36,713,632	69,738,832

Cash breakdown
Cash and cash equivalents	36,713,632	69,738,832

Total cash and cash equivalents shown in the statements of cash flows	36,713,632	69,738,832

Supplemental Cash Flow Information
Interest paid	1,735,054	—
Non-cash investing activity - Vessels’ improvements included in liabilities	322,527	11,981
Non-cash investing activity – Dividend income from related party included in Investment in related party	—	160,417
Non-cash financing activity – Dividends declared on Preferred Shares Series C included in Balances with related parties	185,000	—
Non-cash financing activity – Dividend on preferred series A included in payables to related parties	—	93,299
Distribution of net assets of C3is Inc. to shareholders and warrantholders	20,957,952	—